Exhibit 99.1

Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL announces half-year results 2023 – strategic moves to accelerate growth

Tel Aviv / Zurich / New York, 21 September 2023 – SHL Telemedicine Ltd. (NASDAQ: SHLT; SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today its results for half-year 2023, emphasizing stable revenues and strategic growth initiatives.

In H1 2023, SHL maintained stable revenues while making significant strategic advancements across all operations. The Company made substantial investments in Germany, where it launched the Doctors’ Virtual Visits services and then witnessed a steady increase in the adoption of the service. In the US, the Company witnessed the growing utilization and distribution of the SmartHeart® ECG platform by top-tier strategic customers, with ongoing rollouts to CVS MinuteClinic locations. Moreover, the Company’s long-standing operations in Israel remained robust and profitable.

H1 2023 Financial Highlights:

*All comparable previous periods figures are in constant currency1.

•	Total revenues rose to USD 29.0m, a slight increase from USD 28.8m in 1HY2022.

•	Revenues from the Company’s operation in Israel increased by 3% compared to 1HY2022, with revenues standing at USD 21.6m.

•	Revenues from the Company’s operation in Germany amounted to USD 6.8m, slightly down from USD 7.0m in 1HY2022 but up from USD 6.7m in 2HY2022.

•	Adjusted EBITDA[2] for the Company was USD 0.4m, similar to USD 0.6m in 2HY2022 and down from USD 3.1m in 1HY2022, mainly due to increased investment in Germany and in USA as well as Nasdaq® listing expenses.

•	Cash on hand and short-term cash investments as of June 30, 2023, remain robust at USD 29.4m.

•	Net loss was USD 2.1m, compared to a net loss of USD 0.1m in 1HY2022.

1 Constant currency – to enable meaningful comparison between 1HY2023 and 2022 results, 2022 results are also presented at 1HY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

2 Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below, and Reconciliation Table of Adjusted EBITDA and Adjusted EBIT to net profit each presented below as required by the rules of the U.S. Securities and Exchange Commission with respect to non-GAAP financial measures.

Strategic Developments and Upcoming Highlights:

•	In the US, SHL has adjusted its strategy to prioritize direct-to-consumer sales of the SmartHeart® ECG, viewing it as a move of considerable strategic importance. The direct-to-consumer sales are anticipated to begin in the second half of 2023, and SHL will utilize its extensive network of US cardiologists for remote ECG evaluations. In parallel, the Company is optimistically awaiting the results from the HELP-MI clinical trial conducted by Mayo Clinic which they believe will hold significant value for its B2B plan of introducing the SmartHeart® platform to hospital systems.

•	The Company continues to see growing utilization of its SmartHeart® platform by its Tier1 strategic customers including through the deployment of SmartHeart® in the CVS Minute Clinics.

•	The Company is eagerly anticipating the outcomes of clinical trials led by Mayo Clinic and Imperial College London, both relating to the utilization of SmartHeart® 12-lead ECG technology for remote monitoring of post-MI (heart attack) patients at home, examining the reduction in the rate of visits to Emergency Department and hospital readmissions. Preliminary results showcased at the Imperial Vulnerable Plaque and Patient Meeting 2023 (VPM) indicate significant benefits, reinforcing SHL's position in the field.

•	In Israel, SHL's B2C subscription activity is showing growth, and the Company has begun introducing new products and services this year, despite local political challenges, thus expanding the use of both its B2C and B2B infrastructures.

•	The Company recently launched the Doctors’ Virtual Visit service in Germany providing this offering to approximately 12.4 million individuals insured by BARMER and AOK Plus. The Company continues to witness a consistent increase in the adoption of the service and believes it will serve as promising new growth engine for its operation in the German market.

•	During April 2023, the Company’s ADR’s commenced trading on the Nasdaq®.

Erez Nachtomy, CEO of SHL, commented: “This half-year showcases our resilience and adaptability in the face of market challenges. Our consistent performance in Israel, the promising Virtual Visit growth engine in Germany, alongside our strategy prioritization in the US underline our commitment to innovation and excellence. Our investments in technology and strategic relationships, especially with esteemed entities like CVS, Henry Schein, and the Mayo Clinic, position us at the forefront of telemedicine. As we navigate the evolving healthcare landscape, our primary focus remains delivering unparalleled value to our customers and stakeholders while championing the transformative power of telemedicine."

Conference Call at 4 pm CET

The Company will host a conference call for investors, journalists and analysts to discuss the Half-Year 2023 results today at 4 pm CET. The conference call will be hosted by Erez Nachtomy, CEO, and Amir Hai, CFO and will be held in English.

Dial-in numbers:

From Europe: +41 (0)58 310 50 00

From UK: +44 (0) 207 107 06 13

From USA: +1 (1) 631 570 56 13

From Israel: Toll free: 1 80 921 44 27 / Local: +972 3763 1173

The conference call is scheduled to last approximately 45 minutes.

The presentation is available on: www.shl-telemedicine.com/reports

The Half-Year Report 2023 is available on: www.shl-telemedicine.com/reports

SEC submission of the Half-Year Report and presentation is available on:

https://www.shl-telemedicine.com/sec-filing/

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at www.shl-telemedicine.com.

Financial calendar

7 December 2023, Annual General Meeting. Tel Aviv, Israel

For more financial information:

For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please visit the Company’s profile at https://www.sec.gov/edgar or the Company’s full report on its site: www.shl-telemedicine.com/reports

For further information please contact:

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Key Figures for 1H2023

Key figures (as reported):

in USD million (except per share amounts)	HY2023	HY2022	% change
Revenues for the period	29.0	30.9	(6)
Revenues
Revenues
• Germany	6.8	7.1	(4)
• Israel	21.6	23.0	(6)
• Rest of the World	0.6	0.8	(25)
EBIT	(4.4)	(1.0)
EBITDA*	(0.9)	2.4
Net profit (loss)	(2.1)	0.1
EPS (Basic loss)	(0.14)	0.00
Operating cash flow	(3.3)	1.7

* EBITDA: operating profit excluding depreciation and amortization expenses of USD 3.5m, and USD 3.4m in the comparable period

Adjusted key figures (in constant currency):

In the table below, HY2022 results have been presented at HY2023 exchange rates. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

In USD million	HY2023	HY2022	% change
Revenues	29.0	28.8	1
Revenues
• Germany	6.8	7.0	(3)
• Israel	21.6	21.0	3
• Rest of the World	0.6	0.8	(25)
Adjusted EBIT**	(3.1)	(0.1)
Adjusted EBITDA ***	0.4	3.1

**Adjusted EBIT: Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below.

***Adjusted EBITDA: Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below.

EBITDA, Adjusted EBITDA and Adjusted EBIT Tables (HY2022 results are presented in HY2023 exchange rates)

EBITDA:
in USD Thousand	HY2023	HY2022
Operating loss	(4.4)	(1.1)
Plus:
Depreciation and amortization expenses	3.5	3.2

EBITDA	(0.9)	2.1

	HY2023	HY2022
Operating loss – EBIT	(4.4)	(1.1)
Plus:
Cost of share-based payments	0.8	0.9
Non-recurring expenses	0.5	0.1
Adjusted EBIT	(3.1)	(0.1)

	HY2023	HY2022
EBITDA	(0.9)	2.1
Plus:
Cost of share based payments	0.8	0.9
Non-recurring expenses	0.5	0.1
Adjusted EBITDA	0.4	3.1

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities and Exchange Commission with respect to non-GAAP financial measures (HY2022 results are presented also in HY2023 exchange rates)

	HY2023	HY2022	HY2022(CC)
Net profit (loss)	(2.1)	0.1	(0.1)
Financial income, net	(3.0)	(1.3)	(1.2)
Tax expenses	0.7	0.2	0.2
Depreciation and amortization expenses	3.5	3.4	3.2

EBITDA	(0.9)	2.4	2.1

Cost of share-based payment	0.8	1.0	0.9
Non- recurring expenses	0.5	0.1	0.1

Adjusted EBITDA	0.4	3.5	3.1

The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company’s financial and operating performance. Adjusted EBITDA and Adjusted EBIT are not U.S. GAAP measures. You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or as a measure of liquidity. Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Forward Looking Statements:

This announcement contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipation with respect to changes in its results of operations from prior periods. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) on March 28, 2023 and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; the continued development, consumer acceptance and market adoption of the Company’s products and services in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.